Exhibit 99.1

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

Wednesday 22 April 2015, starting at 14.00 hrs. CET

Auditorium, ASML Building 7

De Run 6665, Veldhoven

The Netherlands

Agenda

1.	Opening		Non-voting

2.	Overview of the Company’s business, financial situation and sustainability		Non-Voting

3.	Discussion of the execution of the Remuneration Policy for the Board of Management (“Remuneration Policy”) for the financial year 2014		Non-Voting

4.	Discussion of the 2014 Statutory Annual Report, including ASML’s corporate governance chapter, and proposal to adopt the financial statements for the financial year 2014, as prepared in accordance with Dutch law		Voting item

5.	Proposal to discharge the members of the Board of Management from all liability for their responsibilities in the financial year 2014		Voting item

6.	Proposal to discharge the members of the Supervisory Board from all liability for their responsibilities in the financial year 2014		Voting item

7.	Clarification of the Company’s reserves and dividend policy		Non-Voting

8.	Proposal to adopt a dividend of EUR 0.70 per ordinary share of EUR 0.09		Voting item

9.	Proposal to adopt some adjustments to the Remuneration Policy		Voting item

10.	Proposal to approve the number of shares for the Board of Management		Voting item

11.	Proposal to approve the number of stock options and/or shares for employees		Voting item

12.	Discussion of the updated profile of the Supervisory Board		Non-Voting

13.	Composition of the Supervisory Board		Voting items

Proposal to appoint as member of the Supervisory Board:

	a)	Ms A. (Annet) Aris

	b)	Mr G.J. (Gerard) Kleisterlee

	c)	Mr R.D. (Rolf-Dieter) Schwalb

14.	Composition of the Supervisory Board in 2016		Non-Voting

15.	Proposal to appoint KPMG Accountants N.V. as the External Auditor for the reporting year 2016		Voting item

16.	Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders		Voting items

	a)	Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares (5%)

	b)	Authorization to restrict or exclude pre-emption rights

	c)	Authorization to issue shares or grant rights to subscribe for ordinary shares in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances (5%)

	d)	Authorization to restrict or exclude pre-emption rights

17.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company’s share capital		Voting items

	a)	Authorization to repurchase ordinary shares up to 10% of the issued share capital

	b)	Authorization to repurchase additional ordinary shares up to 10% of the issued share capital

18.	Proposal to cancel ordinary shares		Voting item

19.	Any other business		Non-Voting

20.	Closing		Non-Voting

Explanatory notes to the Agenda

2.	Overview of the Company’s business, financial situation and sustainability.

This agenda item includes an account of the Company’s business, financial situation and sustainability during the financial year 2014.

3.	Discussion of the execution of the Remuneration Policy for the Board of Management (“Remuneration Policy”) for the financial year 2014.

In accordance with Dutch law, the execution of the Remuneration Policy in 2014, as outlined in the 2014 Statutory Annual Report and in the 2014 Remuneration Report, will be discussed.

4.	Discussion of the 2014 Statutory Annual Report, including ASML’s corporate governance chapter, and proposal to adopt the financial statements for the financial year 2014, as prepared in accordance with Dutch law.

The Company has prepared two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“U.S. GAAP”) and one based on Dutch law and International Financial Reporting Standards (“Statutory Annual Accounts”).

For internal and external reporting purposes, ASML follows U.S. GAAP. U.S. GAAP is ASML’s primary accounting standard. However, the 2014 Statutory Annual Accounts are the annual accounts that are being submitted to the AGM for adoption. Part of the 2014 Statutory Annual Report is a chapter on ASML’s corporate governance structure, including an account of ASML’s compliance with the Dutch Corporate Governance Code.

The 2014 Statutory Annual Report, including the 2014 Statutory Annual Accounts, as prepared in accordance with Dutch law, is published on ASML’s website (www.asml.com/agm2015) and is also available via the Company.

5.	Proposal to discharge the members of the Board of Management from all liability for their responsibilities in the financial year 2014.

It is proposed to discharge the members of the Board of Management in office in 2014 from all liability in relation to the exercise of their duties in the financial year 2014.

6.	Proposal to discharge the members of the Supervisory Board from all liability for their responsibilities in the financial year 2014.

It is proposed to discharge the members of the Supervisory Board in office in 2014 from all liability in relation to the exercise of their duties in the financial year 2014.

7.	Clarification of the Company’s reserves and dividend policy.

The Board of Management will give an explanation of the Company’s reserves and dividend policy as outlined in the Company’s 2014 Statutory Annual Report.

ASML’s liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, while others relate to the uncertainties of the global economy and the semiconductor industry. Since the Company’s cash requirements fluctuate based on the timing and extent of these factors, ASML seeks to ensure that its sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycle, by means of maintaining sufficient cash and cash equivalents as well as the availability of funding through an adequate amount of committed credit facilities.

ASML intends to continue to return excess cash to shareholders through dividends that are stable or growing over time and regular share buybacks or capital repayments. Returning excess cash is subject to our actual and anticipated level of cash generated from operations, the cash requirements for investment in our business, our current share price and other market conditions and relevant factors.

With respect to paying dividends, the next agenda item contains the dividend proposal in respect of the financial year 2014.

On 21 January 2015, ASML announced a new share buyback program, to be executed within the 2015-2016 timeframe. As part of this program, ASML intends to purchase up to EUR 750 million of ordinary shares which it intends to cancel upon repurchase. In addition, ASML intends to purchase as part of this program up to 3.3 million ordinary shares to cover employee stock and stock option plans. This buyback program started on 22 January 2015 and, at the share price on the date of the announcement of the program, these intended repurchases represent a total value of approximately EUR 1 billion. The share buyback program will be executed within the limitations of the authority granted by the AGM to the Board of Management on 23 April 2014 and of the authority proposed in agenda item 17 below, as well as in future general meetings of shareholders of ASML.

The current reserves and dividend policy is also aimed at enabling ASML to execute future share buybacks in a tax-efficient way. Although it is ASML’s intention to declare an annual dividend that will be stable or growing over time, the actual payment may vary from year to year and, in certain years, we may not declare a dividend at all. Further, ASML may revise its reserves and dividend policy in the future which may have an impact on dividends.

8.	Proposal to adopt a dividend of EUR 0.70 per ordinary share of EUR 0.09.

ASML proposes to again increase the dividend per ordinary share by 15 percent compared with the previous year, resulting in a dividend in respect of the financial year 2014 of EUR 0.70 per ordinary share (for a total amount of approximately EUR 300 million), compared with a dividend of EUR 0.61 per ordinary share paid in respect of the financial year 2013. The proposed dividend represents 26% of earnings per share in 2014.

The ex-dividend date is 24 April 2015 and the dividend will be made payable on 11 May 2015.

9.	Proposal to adopt some adjustments to the Remuneration Policy.

The Supervisory Board, upon recommendation of the Remuneration Committee, has made certain adjustments to the current Remuneration Policy. If adopted, these adjustments will be effective as per 1 January 2015.

For the full text of the adjustments reference is made to the relevant paragraphs in the marked up version of the Remuneration Policy as published on ASML’s website (www.asml.com/agm2015).

The most relevant changes to the Remuneration Policy are:

Short term incentive (STI)

The Supervisory Board has changed the cash-related STI target for the Board of Management from Net Operating Cash Flow, to a combination of Free Cash Flow (FCF) and Cash Conversion Cycle (CCC). The FCF represents operating cash generated after capital expenditures. The CCC is a good indicator of the extent of the demands made on the working capital of the Company by the operating cycle. The CCC provides a summary of how long money is held in a company’s procurement, production and sales processes. The CCC comprises (i) Days inventory outstanding, adding (ii) Days Sales outstanding, subtracting (iii) Days payables outstanding.

The reasoning behind the adaptation of the STI cash target is twofold: (1) Using the FCF in combination with the CCC is more closely in line with the long-term goals of the Company, and (2) These combined targets provide a balanced picture of ASML’s cash position as the FCF target is determined by the final balance sheet position, while the CCC target is determined by the effective management of working capital throughout the year.

Long term incentive (LTI)

In the current Remuneration Policy, Net Operating Profit (NOP) is defined as the basis for calculating ASML’s Return on Average Invested Capital (ROAIC) within the context of the Long Term Incentive Plan (LTI), a component of the remuneration of the Board of Management. However, in the past, and therefore also for the determination of the LTI remuneration in 2014, this calculation was always based on Net Operating Profit After Tax (NOPAT). The Supervisory Board has made the wording of the Remuneration Policy for this component consistent with the practical application thereof.

The Works Council of ASML Netherlands B.V. (the “Works Council”) has been timely provided with the opportunity to determine its opinion on these adjustments of the Remuneration Policy, which opinion is published on ASML’s website (www.asml.com/agm2015).

10.	Proposal to approve the number of shares for the Board of Management.

This agenda item concerns the proposal to approve the number of ordinary shares available for the Board of Management. The Company proposes to the AGM to designate the Board of Management as the body authorized to issue the ordinary shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 16, and will be requested for the period starting from the AGM held on 22 April 2015 and continuing up until the AGM to be held in 2016.

The maximum available number of ordinary shares for the Board of Management members that the Company hereby submits for approval to the AGM amounts to 200,000 (two hundred thousand) ordinary shares for the abovementioned period.

For further information on the performance share arrangement for the Board of Management reference is made to the Remuneration Policy.

11.	Proposal to approve the number of stock options and/or shares for employees.

This agenda item concerns the proposal to approve the number of stock options and/or ordinary shares available for ASML employees other than members of the Board of Management. In this agenda item, the Company also proposes to the AGM to designate the

Board of Management as the body authorized to issue the stock options and/or ordinary shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 16, and will be requested for the period starting from the AGM held on 22 April 2015 and continuing up until the AGM to be held in 2016.

The employee equity based arrangements include plans for ASML employees worldwide and/or senior and executive management other than members of the Board of Management to: (i) purchase stock options and/or ordinary shares; (ii) grant incentive stock options or ordinary shares for retention purposes; (iii) grant performance stock options or performance shares for retention purposes; and (iv) grant incentive or performance shares and/or incentive or performance options to newly hired employees for incentive and other purposes.

The maximum available number of stock options and/or ordinary shares for ASML employees other than Board of Management members that the Company hereby submits for approval to the AGM amounts to 1,625,000 (say: one million six hundred twenty five thousand) stock options and/or ordinary shares for the abovementioned period.

12.	Discussion of the updated profile of the Supervisory Board.

The Supervisory Board has evaluated the current Supervisory Board profile in view of public and strategic developments of the Company. The Supervisory Board concluded that its profile needed to be updated in view of the further development and internationalization of the Company, and also pursuant to developments in corporate governance regulations.

The proposed adjustments include:

•	Expansion of the fields of expertise which should be covered within the Supervisory Board, for example: experience at board level in a large company with significant international operations, financial expertise and knowledge of financial markets.

•	Deletion of the Committee on Foreign Investments in the United States requirement included in the current profile within the context of the acquisition of Silicon Valley Group in 2001, stating that at least one member of the Supervisory Board had to be a US citizen appointed by the US government. As ASML no longer has to fulfil this requirement, it is removed from the profile.

•	Highlighting the personal qualities of the individual members of the Supervisory Board, for example qualities relating to: independent thinking, determining company strategy, a good feel for technology and business practice, and integrity.

•	Diversity: the recognition of the importance of different opinions within the Supervisory Board and the aim to diversify the members of the Supervisory Board in terms of age.

The text of the revised Supervisory Board profile, containing the changes compared with the previous Supervisory Board profile, is published on ASML’s website (www.asml.com/agm2015).

13.	Composition of the Supervisory Board.

This agenda item consists of three voting items.

The Supervisory Board has decided to nominate for appointment Ms A. (Annet) Aris, Mr G.J. (Gerard) Kleisterlee and Mr R.D. (Rolf-Dieter) Schwalb per the upcoming AGM.

a. Ms A. (Annet) Aris

Ms Aris was born in 1958 and has the Dutch nationality. Ms Aris is Adjunct Professor of Strategy at INSEAD, France, a position she has held since 2003. Before her academic appointment at INSEAD, Ms Aris worked for McKinsey & Company in Germany, where she was partner from 1994 to 2003. She currently holds various non-executive positions at both listed and non-listed companies, such as Thomas Cook Plc., ProSiebenSat1 AG, Kabel Deutschland AG, ASR Netherlands N.V. and Sanoma Oyj.

Ms Aris is the intended successor of Ms Ieke van den Burg, who passed away on 28 September 2014. Ms Aris’ nomination for appointment was based on the Works Council’s enhanced recommendation right. The shareholders have not made recommendations for filling this vacancy.

The Supervisory Board nominates Ms Aris for appointment as a member of the Supervisory Board not only because of the preference the Works Council has expressed with respect to her nomination, but particularly also because of Ms Aris’ extensive experience in the fields of strategy consultancy, digital transformation and management development.

Ms Aris’ experience and background fit very well in the profile the Supervisory Board drafted for this position. The appointment of Ms Aris will be for a maximum term of four years, with the possibility to extend for consecutive terms of a maximum of four years, up to a total maximum term of twelve years.

The appointment of Ms Aris, if approved, will be effective per the date of the AGM, 22 April 2015.

Ms Aris does not hold any shares in the capital of the Company.

b. Mr G.J. (Gerard) Kleisterlee

Mr Kleisterlee was born in 1946 and has the Dutch nationality. He is a graduate of Eindhoven Technical University and joined Philips in 1974. In 2001 Mr Kleisterlee became President and Chief Executive Officer of the Board of Management of Royal Philips N.V., a position he has held until 2011. He is currently Chairman of the Board of Vodafone Group Plc., Non-Executive Director of Royal Dutch Shell Plc., and Non-Executive Director of IBEX Global Solutions Plc.

In view of Mr Kleisterlee’s extensive management and supervisory board level experience in listed multinational companies, the Supervisory Board is of the opinion that Mr Kleisterlee fits very well in the Supervisory Board profile. The Supervisory Board expects that Mr Kleisterlee will make a valuable contribution to ASML’s Supervisory Board, and therefore, the Supervisory Board has decided to nominate Mr Kleisterlee for appointment for a maximum term of four years, with the possibility to extend for consecutive terms of a maximum of two years, up to a total maximum term of twelve years.

The shareholders have not made recommendations for filling this vacancy and the Works Council has also not recommended any candidate to fill this position. The Works Council has been timely provided with the opportunity to determine its opinion on Mr Kleisterlee’s nomination for appointment and is in favor of his appointment.

The appointment of Mr Kleisterlee, if approved, will be effective per the date of the AGM, 22 April 2015.

Mr Kleisterlee does not hold any shares in the capital of the Company.

c. Mr R.D. (Rolf-Dieter) Schwalb

Mr Schwalb was born in 1952 and has the German nationality. Mr Schwalb was Chief Financial Officer and member of the Board of Management of Royal DSM N.V. from 2006 to 2014. Prior to his appointment at DSM, Mr Schwalb was CFO and member of the Executive Board of Beiersdorf AG. He started his career at Procter & Gamble Co. in Germany and Belgium, where he has held a variety of management positions in Finance, IT and Internal Audit.

Mr Schwalb is the intended successor of Mr F.W. (Fritz) Fröhlich, who will resign as Supervisory Board member after eleven years of service effective 22 April 2015.

In view of Mr Schwalb’s extensive national and international experience in finance, IT and internal audit, the Supervisory Board is of the opinion that Mr Schwalb fits very well in the Supervisory Board profile. The Supervisory Board expects that Mr Schwalb will make a valuable contribution to ASML’s Supervisory Board, and therefore, the Supervisory Board has decided to nominate Mr Schwalb for appointment for a maximum term of four years, with the possibility to extend for consecutive terms of a maximum of four years, up to a total maximum term of twelve years.

The shareholders have not made recommendations for filling this vacancy and the Works Council has also not recommended any candidate to fill this position. The Works Council has been timely provided with the opportunity to determine its opinion on Mr Schwalb’s nomination for appointment and is in favor of his appointment.

The appointment of Mr Schwalb, if approved, will be effective per the date of the AGM, 22 April 2015.

Mr Schwalb does not hold any shares in the capital of the Company.

14.	Composition of the Supervisory Board in 2016.

Notification that Mr A.P.M. van der Poel will retire by rotation in 2016.

15.	Proposal to appoint KPMG Accountants N.V. as the External Auditor for the reporting year 2016.

This proposal concerns the appointment of a new external auditor for the reporting year 2016. Pursuant to the current Dutch Audit Profession Act, the audit firm of a “public interest entity” (such as a listed company) will have to be replaced if the audit firm performed the statutory audits of that company for a period of eight consecutive years (the Dutch Minister of Finance has confirmed that this rotation period of eight years will be extended to ten years as per 1 January 2016, however, at the time of this convocation, this law is still to be implemented).

For the Company, this means that it has to change its External Auditor starting 1 January 2016, it being noted that the Company’s current External Auditor, Deloitte Accountants B.V., can finalize its audit in respect of the reporting year 2015. The tender and selection process for a new external auditor was concluded in June 2014. Following this process, the Supervisory Board proposes, per the recommendation of the Audit Committee, to appoint KPMG Accountants N.V. as the Company’s External Auditor for the reporting year 2016.

16.	Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders.

This agenda item consists of the following four voting items:

a.	Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares (5%)

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 22 April 2015 up to and including 22 October 2016) and subject to the approval of the Supervisory Board to issue ordinary shares in the capital of the Company or to grant rights to subscribe for ordinary shares in the capital of the Company. The authorization is limited to a maximum of 5% of ASML’s issued share capital as per 22 April 2015. If this authorization is approved by the AGM, the existing authorization as granted per 23 April 2014 will cease to apply.

b.	Authorization to restrict or exclude pre-emption rights

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 22 April 2015 up to and including 22 October 2016) and subject to the approval of the Supervisory Board to restrict or exclude pre-emption rights in relation to the issue of ordinary shares or the granting of rights to subscribe for ordinary shares as described under a. Pursuant to the Articles of Association, if less than 50% of the issued capital is represented, this proposal can only be adopted by a majority of at least two-thirds of the votes cast. If 50% or more of the issued capital is represented, a simple majority is sufficient to adopt this proposal. If this authorization is approved by the AGM, the existing authorization as granted per 23 April 2014 will cease to apply.

c.	Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances (5%)

In addition to the authorization referred to under a., it is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 22 April 2015 up to and including 22 October 2016) and subject to the approval of the Supervisory Board to issue ordinary shares in the capital of the Company or to grant rights to subscribe for ordinary shares in the capital of the Company. The authorization is limited to a maximum of 5% of ASML’s issued share capital as per 22 April 2015 and such 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. If this authorization is approved by the AGM, the existing authorization as granted per 23 April 2014 will cease to apply.

d.	Authorization to restrict or exclude pre-emption rights

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 22 April 2015 up to and including 22 October 2016) and subject to the approval of the Supervisory Board to restrict or exclude pre-emption rights in relation to the issue of ordinary shares or the granting of rights to subscribe for ordinary shares as described under c. Pursuant to the Articles of Association, if less than 50% of the issued capital is represented, this proposal can only be adopted by a majority of at least two-thirds of the votes cast. If 50% or more of the issued capital is represented, a simple majority is sufficient to adopt this proposal. If this authorization is approved by the AGM, the existing authorization as granted per 23 April 2014 will cease to apply.

This is an annually recurring agenda item because the Board of Management considers it in the interest of the Company and its shareholders to be able to react timely when certain opportunities arise that need the issue of shares. Therefore, the Board of Management would like to have the authority to issue shares when such occasions occur, and to pass the pre-emption rights in situations where it is imperative to be able to act quickly, without having to request prior approval from the Company’s shareholders for which an extraordinary shareholders meeting would have to be convened and which would take valuable time or create disruptive market speculations.

In the past, this agenda item has been used in relation to the issue of convertible bonds because of the short window of opportunity, and in 2012 for example, this item was used in relation to the acquisition of Cymer, Inc. The opportunity to enter into this type of transaction may be limited if ASML needs to request prior approval to issue shares and/or exclude shareholders’ pre-emption rights.

17.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company’s share capital.

Introduction to agenda items 17 and 18:

ASML aims to have suitable flexibility in the execution of a return of capital to its shareholders. To enable such flexibility, ASML requests the AGM to mandate further share repurchases as well as to further authorize cancellation of ordinary shares to be able to execute share buyback programs, if the Company decides to do so.

The implementation of share buyback programs depends on different factors and shareholders are advised that there is no certainty as to a return of capital, nor is there certainty either as to the timing of a potential execution of a return of capital to shareholders, or as to the method of achieving such return.

Regulatory requirements may also be relevant for execution of share buyback programs.

Given ASML’s strong financial position and cash flow prospects, ASML intends to continue to return excess cash to shareholders through dividends and share buyback programs in accordance with our policy.

On 21 January 2015, ASML announced a new share buyback program to be executed within the 2015-2016 timeframe. As part of this program, ASML intends to purchase up to EUR 750 million in ordinary shares which it intends to cancel upon repurchase. In addition, ASML intends to purchase as part of this program up to 3.3 million ordinary shares to cover employee stock and stock option plans. This buyback program started on 22 January, 2015.

The share buyback program will be executed within the limitations of the existing authority granted by the AGM on 23 April 2014 and of the authority proposed in agenda item 17 below, as well as in future general meetings of ASML. The share buyback program may be suspended, modified or discontinued at any time. All transactions under the share buyback program will be published on ASML’s website (www.asml.com/investors) on a weekly basis.

Agenda item 17

At the AGM held on 23 April 2014, the Board of Management was granted the authorization, subject to Supervisory Board approval, to repurchase ordinary shares through 23 October 2015 up to a maximum of two times 10% of the issued share capital as of the date of authorization (23 April 2014).

As the authorization will expire on 23 October 2015, it is proposed to renew the authorization of the Board of Management to repurchase ordinary shares for a period of 18 months effective per 22 April 2015 up to and including 22 October 2016. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

This agenda item consists of the following two voting items:

a.	Authorization to repurchase ordinary shares up to 10% of the issued share capital

In order to realize share buybacks, it is proposed to authorize the Board of Management for a period of 18 months from 22 April 2015, to acquire - subject to the approval of the Supervisory Board - ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (22 April 2015), for valuable consideration, on Euronext Amsterdam (“Euronext Amsterdam”) or the Nasdaq Stock Market LLC (“Nasdaq”), or otherwise, at a price between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market price of these ordinary shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq.

If this authorization is approved by the AGM, the existing authorization will cease to apply.

b.	Authorization to repurchase additional ordinary shares up to 10% of the issued share capital

In order to have further flexibility in the execution of a return of capital to the shareholders, it is proposed to authorize the Board of Management for a period of 18 months from 22 April 2015, to acquire - subject to the approval of the Supervisory Board - additional ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (22 April 2015), for valuable consideration, on Euronext Amsterdam or Nasdaq, or otherwise, on the same conditions as set out under a. and subject to the following additional conditions, that:

(i)	All ordinary shares acquired by the Company following the authorization under a. and not being held as treasury shares for the purpose of covering outstanding employee share and stock option plans, have been cancelled or will be cancelled, pursuant to agenda item 18; and

(ii)	The number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10% of the issued share capital at the date of authorization (22 April 2015).

If this authorization is approved by the AGM, the existing authorization will cease to apply.

These two authorizations allow ASML, in combination with the proposal under agenda item 18, to (i) acquire a maximum 10% of the issued share capital, (ii) cancel these shares, subsequently (iii) acquire once again a maximum of 10% of the issued share capital, and subsequently (iv) cancel these shares.

Provided that the AGM grants these authorizations, the Company may repurchase its issued ordinary shares at any time during this 18-month period. Repurchased ordinary shares will be cancelled on a regular basis, provided that the AGM resolves to cancel these ordinary shares (agenda item 18).

Any repurchase of shares is subject to the approval of the Supervisory Board.

18.	Proposal to cancel ordinary shares.

As outlined above, the number of ordinary shares ASML may at any time hold in its own capital may not exceed 10% of the issued share capital at the date of the authorization (22 April 2015). To enable ASML to repurchase more ordinary shares, the ordinary shares already acquired under the authorization of agenda item 17a will need to be cancelled first.

It is proposed to the AGM to cancel any or all ordinary shares in the share capital of the Company held or repurchased by the Company under the authorization referred to under agenda item 17, to the extent that such ordinary shares are not used to cover obligations under employee share and stock option plans. This cancellation may be executed in one or more tranches. The number of ordinary shares that will be cancelled (whether or not in a tranche) will be determined by the Board of Management, but may not exceed 20% of the issued share capital at 22 April 2015. Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after the resolution to cancel is adopted and publicly announced (this will apply for each tranche).